Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280059
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED JANUARY 15, 2026
TO THE PROSPECTUS DATED AUGUST 5, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated August 5, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company”, “BREIT,” “we,” “us,” or “our” refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of February 1, 2026;
•to disclose the calculation of our December 31, 2025 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”)

Portfolio Update

For the month ended December 31, 2025, BREIT’s Class I NAV per share was $14.13 and Class I total return was 1.2% (not annualized).1

BREIT continues to actively develop new data centers through its QTS platform. As of December 31, 2025, these data center developments are 100% pre-leased, in substantially all cases to investment grade tenants, and upon completion will generate aggregate incremental annual cash rental revenues for BREIT of $1.3 billion in their first year of operation. All such revenues are under triple net lease arrangements where tenants are generally responsible for property operating expenses, or leases where tenants are responsible for the vast majority of property operating expenses.

During the year ended December 31, 2025, BREIT deployed $5.8 billion (at BREIT’s share) into the development of data centers through its QTS platform. This represents a 96% increase over the $3.0 billion deployed during the year ended December 31, 2024.

On or around February 10, 2026, the Company expects to publish its 2025 Year-End Update for stockholders, which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

On January 5, 2026, the Company announced an Investor Incentive Program. Each investor subscribing for shares of the Company with a subscription date between January 1, 2026 and April 1, 2026 will receive an additional 1% of their subscription amount in shares issued by the Company at no additional cost to the investor. Please refer to the Company's Prospectus filed on January 5, 2026 for more information on the Program.

Additionally, we are pleased to report that 100% of BREIT’s distributions for the year ended December 31, 2025 were characterized as return of capital for federal income tax purposes.

February 1, 2026 Transaction Price
We are offering to the public four classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares and Class T-2 shares in our primary offering and seven classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares, Class T-2 shares, Class S shares, Class D shares and Class T shares pursuant to our distribution reinvestment plan. For the avoidance of doubt, Class S shares, Class D shares and Class T shares are only available to existing holders of such classes pursuant to our distribution reinvestment plan. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees and limits thereon. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares, and no upfront selling commissions or dealer manager fees are paid with respect to purchases of shares of any class sold pursuant to our distribution reinvestment plan. See “Description of Capital Stock” and “Plan of Distribution” in the Prospectus for a discussion of the differences between our Class I, Class S-2, Class D-2, Class T-2, Class S, Class D and Class T shares.
1 BREIT’s Class S-2 NAV per share was $14.06, Class D-2 NAV per share was $13.69, and Class T-2 NAV per share was $13.85. BREIT’s Class S-2 total return was 1.0%, Class D-2 total return was 0.8%, and Class T-2 total return was 1.1% for December 2025.

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2026 (and repurchases as of January 31, 2026) is as follows:

Transaction Price (per share)
Class I	$14.1339
Class S-2	$14.0621
Class D-2	$13.6905
Class T-2	$13.8542
The February 1 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2025. A detailed calculation of the NAV per share for each of our share classes is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since December 31, 2025 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2025 ($ and shares in thousands):

Components of NAV	December 31, 2025
Investments in real estate(1)	$96,088,414
Investments in real estate debt	4,859,977
Investments in unconsolidated entities(2)	17,403,621
Cash and cash equivalents	1,605,053
Restricted cash	714,267
Other assets	3,116,659
Mortgage notes, term loans, and revolving credit facilities, net	(57,959,907)
Secured financings on investments in real estate debt	(2,956,530)
Subscriptions received in advance	(142,397)
Other liabilities	(2,623,063)
Accrued performance participation allocation	—
Management fee payable	(56,818)
Accrued stockholder servicing fees(3)	(13,136)
Non-controlling interests in consolidated subsidiaries	(5,757,722)
Net asset value	$54,278,418
Number of outstanding shares/units	3,838,794
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $85.2 billion allocable to us and $10.9 billion allocable to third-party joint venture interests in such investments as of December 31, 2025.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of December 31, 2025, our allocable share of the gross real estate asset value held by such entities was $36.7 billion.

(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of December 31, 2025, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2025 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of December 31, 2025
Class I Shares	$30,088,485	2,128,811	$14.1339
Class S Shares	17,043,253	1,206,629	14.1247
Class S-2 Shares	206,424	14,679	14.0621
Class D Shares	1,366,011	99,092	13.7853
Class D-2 Shares	18,621	1,360	13.6905
Class T Shares	466,322	33,589	13.8833
Class T-2 Shares	1,450	105	13.8542
Class C Shares	596,650	36,769	16.2269
Third Party Operating Partnership Units(1)	4,491,202	317,760	14.1339
Total	$54,278,418	3,838,794
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.4%
Industrial	7.5%	5.5%
Net Lease	6.6%	5.6%
Hospitality	10.8%	9.0%
Data Centers	8.3%	6.1%
Self Storage	8.5%	6.5%
Office	7.8%	5.6%
Retail	7.9%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+0.9%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.8)%	(1.7)%	(1.9)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.7%	+1.5%	+1.2%	+2.2%	+3.1%	+2.5%
(weighted average)	0.25% increase	(2.7)%	(3.1)%	(2.5)%	(1.4)%	(1.0)%	(2.1)%	(2.9)%	(2.3)%

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2025 ($ and shares in thousands):

Components of NAV	November 30, 2025
Investments in real estate(1)	$97,210,859
Investments in real estate debt	5,050,792
Investments in unconsolidated entities(2)	16,387,298
Cash and cash equivalents	1,300,096
Restricted cash	809,376
Other assets	3,197,285
Mortgage notes, term loans, and revolving credit facilities, net	(58,417,106)
Secured financings on investments in real estate debt	(3,046,654)
Subscriptions received in advance	(173,091)
Other liabilities	(2,666,631)
Accrued performance participation allocation	(266,514)
Management fee payable	(56,260)
Accrued stockholder servicing fees(3)	(12,714)
Non-controlling interests in consolidated subsidiaries	(5,839,572)
Net asset value	$53,477,164
Number of outstanding shares/units	3,818,776
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $86.2 billion allocable to us and $11.0 billion allocable to third-party joint venture interests in such investments as of November 30, 2025.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of November 30, 2025, our allocable share of the gross real estate asset value held by such entities was $36.2 billion.
(3)Stockholder servicing fees only apply to Class S, Class D, and Class T shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class D, and Class T shares. As of November 30, 2025, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class D, and Class T shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2025 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of November 30, 2025
Class I Shares	$29,726,497	2,121,083	$14.0148
Class S Shares	17,090,233	1,220,247	14.0055
Class S-2 Shares	152,611	10,930	13.9621
Class D Shares	1,371,206	100,305	13.6703
Class D-2 Shares	4,961	364	13.6319
Class T Shares	478,546	34,761	13.7669
Class T-2 Shares	1,361	99	13.7452
Class C Shares	103,891	6,482	16.0272
Third Party Operating Partnership Units(1)	4,547,858	324,505	14.0148
Total	$53,477,164	3,818,776
__________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 51,199,804 shares of our common stock (consisting of 32,155,356 Class I Shares, 16,511,512 Class S-2 Shares, 2,390,366 Class D-2 Shares, and 142,570 Class T-2 Shares) in the primary offering for total proceeds of $0.7 billion and (ii) 25,019,780 shares of our common stock (consisting of 13,847,541 Class I Shares, 9,802,175 Class S Shares, 25,684 Class S-2 Shares, 940,208 Class D Shares, 1,358 Class D-2 Shares, 402,143 Class T Shares, and 671 Class T-2 Shares) pursuant to our distribution reinvestment plan for a total value of $0.3 billion. As of December 31, 2025, our aggregate NAV was $54.3 billion. We intend to continue selling shares in the Offering on a monthly basis.